Commission File Number: 001-41635

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q
☐ Form 10-D ☐ Form N-CSR

For Period Ended: June 30, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transaction Period ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Lavoro Limited
Full Name of Registrant

N/A
Former Name if Applicable

Av. Dr. Cardoso de Melo, 1450, 4th floor, office 401
Address of Principal Executive Office (Street and number)

São Paulo – SP, 04548-005, Brazil
City, State and Zip Code

PART II – RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period.

Lavoro Limited (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 20-F for its fiscal year ended June 30, 2023 (the “Annual Report”). The Company has determined that it is unable to file its Annual Report within the prescribed time period without unreasonable effort or expense, for the reasons set forth below.

The Company requires additional time to revise certain items in its financial information for the year ended June 30, 2023 because additional procedures and analysis are still being conducted by the Company in connection with (1) the consolidation of its subsidiaries into its consolidated financial information for the year ended June 30, 2023 and (2) its internal processes and controls. The review of such financial information and such additional procedures and analysis have not been completed and therefore the Company is not in a position to file its Annual Report. The Company is working towards completing the necessary procedures and analyses in order to file its Annual Report as soon as possible.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Ruy Cunha, Chief Executive Officer	+55 (11)	4280-0709
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

LAVORO LIMITED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	October 31, 2023	By:	/s/ Ruy Cunha
Name: Ruy Cunha
Title: Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).